

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 23, 2014

Via Facsimile
Mr. Keith E. Pratt
Chief Financial Officer
McGrath Rentcorp
5700 Las Positas Road
Livermore, CA 94551-7800

> **Re:** **McGrath Rentcorp**
> **Definitive Proxy on Form 14A**
> **Filed April 30, 2014**
> **File No. 0-13292**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Component I – Profitability, page 24

1.   We note disclosure that the cash bonus has three corporate and divisional components of its annual profitability goals – pre-tax income, rental return on rental equipment and total company sales, general and administrative expenses and that you have disclosed both the pre-tax income goal and amount actually achieved. In future filings, please disclose the goals and actual achievement amounts for rental return on rental equipment and total company sales, general and administrative expenses achieved.

<u>Long-Term Incentive Compensation, page 27</u>

2.   In future filings, please clearly disclose the factors, goals, and Compensia analysis used to determine the amount of long-term equity compensation actually awarded to each of your named executive officers.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345, if you have questions regarding these comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief